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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4455421030

(CUSIP Number)

Ashmore Investment Management Limited
20 Bedfordbury
London WC2N 4BL
United Kingdom
Attn: Mark Grimwood

Copy To:
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Attn: Douglas L. Getter, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4455421030			Page 2 of 14 pages

1.	Name of Reporting Person: Ashmore Investment Management Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,370,936*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,370,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.4%**

14.	Type of Reporting Person (See Instructions): IA

*	Includes (i) 2,750,936 shares of Hungarian Telephone and Cable Corp. (“HTCC”) common stock, (ii) 25 warrants exercisable within the next 60 days to acquire an aggregate of 2,500,000 shares of HTCC common stock (the “Warrant Shares”) and (iii) 12,000 shares of HTCC Series A Convertible Preferred Stock, each share of which is convertible into ten (10) shares of common stock of HTCC at the option of the holder (the “Preferred Shares”), in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of shares of HTCC common stock outstanding as of November 15, 2004 (12,680,417) as set forth in HTCC’s Form 10-Q for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2004 (the “HTCC Outstanding Shares”) plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 3 of 14 pages

1.	Name of Reporting Person: Ashmore Group Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,370,936*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,370,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.4%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes (i) 2,750,936 shares of HTCC Common Stock, (ii) 25 warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 12,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 4 of 14 pages

1.	Name of Reporting Person: Ashmore Investments (UK) Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,370,936*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,370,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.4%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes (i) 2,750,936 shares of HTCC Common Stock, (ii) 25 warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 12,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 5 of 14 pages

1.	Name of Reporting Person: Ashmore Management Company Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,370,936*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,370,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.4%**

14.	Type of Reporting Person (See Instructions): IA

*	Includes (i) 2,750,936 shares of HTCC Common Stock, (ii) 25 warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 12,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 6 of 14 pages

1.	Name of Reporting Person: Ashmore Global Special Situations Fund Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,668,572*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,668,572*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,572*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.0%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes (i) 1,548,572 shares of HTCC common stock and (ii) 12,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, currently owned by Ashmore Global Special Situations Fund Limited.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the number of Preferred Shares.

CUSIP No. 4455421030			Page 7 of 14 pages

1.	Name of Reporting Person: Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 441,200

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 441,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 441,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4455421030			Page 8 of 14 pages

1.	Name of Reporting Person: Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,100,000*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,100,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,100,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.2%**

14.	Type of Reporting Person (See Instructions): CO

*	2,100,000 Warrant Shares owned by Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio.

**	The foregoing percentage is based upon the number of HTCC Outstanding Shares plus 2,100,000 Warrant Shares owned by Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio.

CUSIP No. 4455421030			Page 9 of 14 pages

1.	Name of Reporting Person: Ashmore Emerging Markets Debt Fund		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Grand Cayman, Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 400,000*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 400,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.1%

14.	Type of Reporting Person (See Instructions): CO

*	400,00 Warrant Shares owned by Ashmore Emerging Markets Debt Fund.

**	The foregoing percentage is based upon the number of HTCC Outstanding Shares plus 400,000 Warrant Shares owned by Ashmore Emerging Markets Debt Fund.

CUSIP No. 4455421030	Page 10 of 14 pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 5 (this “Amendment”) to the Schedule 13D filed by AIML relates to the ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and warrants to purchase shares of Common Stock (“Warrants”) of Hungarian Telephone and Cable Corp. (the “Company”). This Amendment No. 5 amends and supplements the Schedule 13D filed by AIML on October 20, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by AIML on November 2, 2003, Amendment No. 2 to the Schedule 13D filed by AIML on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by AIML on September 8, 2004 (the “Original Schedule 13D”) and Amendment No. 4 to the Schedule 13D filed by AIML on September 27, 2004. Except as set forth below, the information in the Original Schedule 13D remains as stated therein and is incorporated by reference to this amendment in all respects.

Capitalized terms used but not defined in this amendment have the meanings assigned to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

As the result of a periodic a review of their investment portfolio, the relevant Ashmore Parties decided to sell all of the Common Stock, Preferred Stock, Warrants and Unsecured Notes owned by them.

The information set forth in Item 6 is incorporated by reference into this Item 4 in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 of the original Schedule 13D are hereby deleted and replaced in their entirety by the following:

(a) - (b) Based on information disclosed by the Company in its Form 10-Q for the quarter ended September 30, 2004 as filed with the Commission on November 15, 2004, the Company had 12,680,417 shares of Common Stock issued and outstanding as of November 12, 2004.

GSSF is deemed to directly beneficially own 1,668,572 shares of Common Stock, representing 13.0 percent of the outstanding Common Stock after conversion of the 12,000 shares of Preferred Stock owned by it into 120,000 shares of Common Stock. GSSF has shared voting and investment power with respect to such shares of Common Stock.

AEEP is deemed to directly beneficially own 441,200 shares of Common Stock, representing 3.5 percent of the outstanding Common Stock. AEEP has shared voting and investment power with respect to such shares of Common Stock.

EMLIP is deemed to directly beneficially own 2,100,000 shares of Common Stock, representing 14.2 percent of the outstanding Common Stock after the exercise of the Warrants owned by EMLIP and purchase of the underlying Common Stock. EMLIP has shared voting and investment power with respect to such shares of Common Stock.

AEMDF is deemed to directly beneficially own 400,000 shares of Common Stock, representing 3.1 percent of the outstanding Common Stock after the exercise of the Warrants owned by AEMDF and purchase of the underlying Common Stock. AEMDF has shared voting and investment power with respect to such shares of Common Stock.

AGL indirectly beneficially owns 5,370,936 shares of Common Stock representing 42.4 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 12,000 shares of Preferred Stock to 120,000 shares of Common Stock, by virtue of AGL’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the beneficial ownership of 761,164 shares of Common Stock by EMDCD Limited, a discretionary investment account. AGL has shared voting and investment power with respect to such shares of Common Stock.

AI(UK)L indirectly beneficially owns 5,370,936 shares of Common Stock representing 42.4 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 12,000 shares of

CUSIP No. 4455421030	Page 11 of 14 pages

Preferred Stock to 120,000 shares of Common Stock by virtue of AI(UK)L’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the beneficial ownership of 761,164 shares of Common Stock by EMDCD Limited, a discretionary investment account. AI(UK)L has shared voting and investment power with respect to such shares of Common Stock.

AMCL indirectly beneficially owns 5,370,936 shares of Common Stock representing 42.4 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 12,000 shares of Preferred Stock to 120,000 shares of Common Stock, by virtue of AMCL’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the beneficial ownership of 761,164 shares of Common Stock by EMDCD Limited, a discretionary investment account. AMCL has shared voting and investment power with respect to such shares of Common Stock.

AIML indirectly beneficially owns 5,370,936 shares of Common Stock representing 42.4 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 12,000 shares of Preferred Stock to 120,000 shares of Common Stock, by virtue of AIML’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the beneficial ownership of 761,164 shares of Common Stock by EMDCD Limited, a discretionary investment account. AIML has shared voting and investment power with respect to such shares of Common Stock.

(c) Except as described herein, no transactions by the Ashmore Parties required to be reported by this Item have taken place since the filing of the Original Schedule 13D.

(d) Except as described above, no other person is known to have power to direct receipt of dividends from, or proceeds from the sale of any of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

AEMDF, GSSF, EMLIP, AEEP and EMDCD Limited entered into an agreement dated March 30, 2005 with TDC A/S (“TDC”) with respect to the sale of the Common Stock, the Preferred Stock, the Warrants and the Unsecured Notes (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, the Ashmore Parties have agreed to sell to TDC (a) 2,750,936 shares of Common Stock for US$53,643,252, (b) 12,000 shares of Preferred Stock for US$2,540,040, (c) 25 Warrants for US$23,750,000 and (d) US$25,000,000 in face amount of the Unsecured Notes for US$25,000,000 (less an adjustment for pre-paid interest on the Unsecured Notes to be determined on the closing date).

The closing of the transactions contemplated by the Securities Purchase Agreement is subject to the fulfilment of certain conditions, including the consent of the Company to the transfer of the Warrants. The closing of the transactions contemplated by the Securities Purchase Agreement is expected to occur on or about April 12, 2005, but in no event will the closing occur prior to April 7, 2005. In addition, the relevant Ashmore Parties have undertaken in the Securities Purchase Agreement to cause their nominee directors on the Company’s Board of Directors to take such actions in conjunction with TDC’s nominee directors as are reasonably necessary to cause a majority of the Board of Directors of the Company to be constituted by individuals designated by TDC. Further, the relevant Ashmore Parties have undertaken to cause their nominee directors to resign from the Company’s Board of Directors on or after the closing date, when directed by TDC A/S. In the event the relevant Ashmore Parties’ nominee directors have not resigned after the closing date, the relevant Ashmore Parties have further undertaken to cause their nominee director’s to vote, subject to their fiduciary duties, in accordance with the TDC nominee directors. Pursuant to the Securities Purchase Agreement, the relevant Ashmore Parties have agreed to take all necessary actions, if any, to terminate the Stockholders Agreement at the closing date.

The foregoing description of the Securities Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement which is filed with this Amendment and incorporated by reference into this Item 6 in all respects.

CUSIP No. 4455421030	Page 12 of 14 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1
Securities Purchase Agreement, dated March 30, 2005, by and among Ashmore Global Special Situations Fund Limited, Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio, Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio, Ashmore Emerging Markets Debt Fund, EMDCD Limited and TDC A/S (excluding Schedules and Exhibits to Agreement).

CUSIP No. 4455421030	Page 13 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2005

/s/ Tim Davis Name: Tim Davis Title: General Counsel

On behalf of:
Ashmore Investment Management Limited

/s/ Mark Coombs Name: Mark Coombs Title: Director

On behalf of:
Ashmore Group Limited
Ashmore Investments (UK) Limited

/s/ Nigel Carey Name: Nigel Carey Title: Director

On behalf of:
Ashmore Management Company Limited
Ashmore Global Special Situations Fund Limited
Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio
Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio

/s/ Martin Lang Name: Martin Lang Title: Director

On behalf of:
Ashmore Emerging Markets Debt Fund

CUSIP No. 4455421030	Page 14 of 14 pages

EXHIBIT INDEX

Exhibit	Description

1
Securities Purchase Agreement dated March 30, 2005 by and among Ashmore Global Special Situations Fund Limited, Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio, Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio, Ashmore Emerging Markets Debt Fund, EMDCD Limited and TDC A/S (excluding Schedules and Exhibits to Agreement).